UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURTIES EXCHANGE ACT OF 1934

February 26, 2004

Commission File Number: 0-26414

GLOBETECH VENTURES CORP.

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#1105 – 13700 Mayfield Place, Richmond, British Columbia, Canada V6C 2T7

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes

[    ]

No

[ X ]

Suite 206 –1489 Marine Drive

West Vancouver, B.C. V7T 1B8

Ticker Symbol: GTVCF.OB

GTVCF.BE

GTVCF.F

GTVCF.Xetra

FOR IMMEDIATE RELEASE

February 26th 2004

Globetech Negotiates Definitive Agreements

Globetech Ventures Corp. (the “Corporation”) OTCBB:GTVCF, reported on December 9th, 2003 that it had entered into a Letter of Agreement (“LOI”) whereby the Corporation had the option to  acquire a 100% undivided interest in approximately 130,000 acres (approximately 53,000 hectares) of mineral claims (“the mineral claims”) prospective for gold, in Amapa State, Brazil.

Under the terms of the LOI, the Corporation initiated an independent verification study on the subject mineral claims by a firm of independent geologists which study was to be completed by no later than the end of February 2004.

The Corporation has received the independent verification study the results of which  are satisfactory to management. Based on the conclusions of this report, Management are presently concluding definitive agreements with the Vendors, the final terms of which will be subject to a further news release.

The subject mineral claims are located in an area of Amapa State which is a prolific greenstone belt and has attracted the attention of multi-national  and local Brazilian mining companies.

Legal Notice Regarding Forward Looking Statements

This press release contains “forward looking statements” including forward looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements in this press release which are not purely historical are forward looking statements and include any statements regarding beliefs, plans, expectations or intentions concerning the future. Forward looking statements in this press release include statements regarding:

a)

the Corporation’s anticipation that the Mineral Claims will meet the Corporation’s eligibility criteria, or even if it does, that it should prove to be economically viable on a going forward basis,:

b)

the Company’s anticipation that it can successfully raise the capital necessary to acquire and exploit the Mineral Claims, with or without an equity offering

c)

although Parties intend to complete a definitive agreement, no assurances can be given that such agreement will be consummated.

It is important to note that the Corporation’s actual outcomes may differ materially from those contained in the forward looking statements contained in this press release. Although the Corporation believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations and intentions will prove to be accurate. Readers should refer to the risks disclosures outlined in the Corporations public filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION:

Tel:  1-888-283-8988

Email: rdg@globetechventures.net

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

By: /s/ “Dibagh Gujral”__________

Dilbagh Gujral, Director

February 26, 2004